Exhibit 99.5

EXECUTION VERSION

Private and Confidential

DATED 29 August 2019

NAVIOS MARITIME HOLDINGS INC.

as borrower

and

NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION

as lender

SECURED LOAN AGREEMENT

for a loan of USD 125,000,0001

[1]	Subject to adjustment as provided in clause 2.2 of this Agreement.

Index

Clause		Page
1	Purpose and definitions	3

2	The Lender’s Commitment, Loan and Use of Proceeds	12

3	Interest	13

4	Repayment and prepayment	14

5	Expenses	16

6	Payments and taxes; Accounts and calculations	16

7	Representations And Warranties	20

8	Undertakings	24

9	Conditions	29

10	Events of Default	30

11	Indemnities	34

12	Unlawfulness and increased cost mitigation	34

13	Security, set-off and miscellaneous	35

14	Assignment, transfer and disclosure	37

15	Notices	38

16	Governing law	40

17	Jurisdiction	40

THIS AGREEMENT is dated 29 August 2019 and made BETWEEN:

(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower; and

(2)	NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION as Lender.

IT IS AGREED as follows:

1	PURPOSE AND DEFINITIONS

1.1	Purpose

This Agreement sets out the terms and conditions upon which the Lender agrees to make available to the Borrower a loan facility of USD125,000,000 (subject to adjustment as provided for in clause 2.2) in connection with advances made to the Borrower prior to the date of this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Alpha Merit” Alpha Merit Corporation, a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Assignment of Earnings and Insurances” means the assignment of earnings and insurances of the Vessels in such form as the Lender may agree or require in its reasonable discretion, and in the plural means all of them;

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and a day (other than Saturday or Sunday) on which banks are open for general business in London, Piraeus, Hamburg and New York City;

“Bareboat Owners” means each of the companies listed in Schedule 6 and in the plural means all of them;

“Bareboat Owners’ Shares Pledge” means, in relation to each Bareboat Owner, a second priority pledge of all the shares of and in that Bareboat Owner required to be executed hereunder by the Shareholder in favour of the Lender, in such form as the Lender may agree or require in its reasonable discretion, and in the plural means all of them;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means Navios Maritime Holdings Inc. a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Closing Date” means the date on which the conditions precedent set out in Clause 9 have been satisfied or waived by the Lender;

“Collateral” means the Share Pledge, the Mortgages and the Assignment of Earnings and Insurances, the Bareboat Owners’ Shares Pledge, the Guarantees and the Europe Receivables Pledge and any other Encumbrance provided to the Lender from time to time as security for the Loan;

“Commitment” means, in relation to the Loan, the maximum amount which the Lender has agreed to lend to the Borrower under clause 2.1 as reduced by any relevant term of this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 5 signed by a director of the Borrower;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Loan Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or any other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Europe Receivables Pledge” means the first priority pledge, transfer and assignment of all of the receivables owing to Navios Holdings Europe Finance Inc. by Navios Europe Holdings Inc. and Navios Europe Holdings (II) Inc.;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Facility Period” means the period starting as of the date hereof and ending on such date as the Lender determines that all payment obligations whatsoever of the Borrower under or pursuant to the Loan Documents whensoever arising, actual or contingent, have been irrevocably paid;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other associated official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)

in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA;

“FATCA Deduction” means a deduction or withholding from a payment under a Loan Document required by FATCA;

“FATCA Exempt Party” means a party that is entitled to receive payments free from any FATCA Deduction;

“Group” means at any relevant time the Borrower and its subsidiaries but not including any subsidiary which is listed on any public stock exchange and any of its subsidiaries;

“Group Member” means any member of the Group;

“Guarantee” means each of the guarantees granted by each of the Guarantors, in such form as the Lender may agree or require in its reasonable discretion, and in the plural means all of them;

“Guarantor” means each of the companies listed in Schedule 1 and in the plural means all of them;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Indenture Excerpt” means the excerpt from the Secured Indenture set out in Schedule 3;

“Interest Period” means each period for the calculation of interest in respect of the Loan ascertained in accordance with clauses 3.2 and 3.3;

“Latest Accounts” means, in respect of any financial year of the Group, the latest financial statements required to be prepared pursuant to clause 8.1.6;

“Legal Reservations” means:

(a)

the principle that equitable remedies may be granted or refused at the discretion of a court, the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)

the time barring of claims under applicable limitation laws, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	any general principles, reservations or qualifications, in each case as to matters of law as set out in any legal opinion;

(d)	the principle that any additional interest imposed under any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(e)

the principle that, in certain circumstances, security granted by way of fixed charge may be characterised as a floating charge or that security purported to be constituted by way of an assignment may be recharacterised as a charge;

(f)	the principle that the courts of England may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant; and

(g)	similar principles, rights and defences under the laws of any Pertinent Jurisdiction

“Lender” means Navios Shipmanagement Holdings Corporation, a corporation incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Loan” means the principal amount borrowed by the Borrower under this Agreement or (as the context may require) the principal amount owing to the Lender under this Agreement at any relevant time (as the same shall be increased from time to time by the capitalisation of interest in accordance with clause 3.1);

“Loan Documents” means this Agreement and the Security Documents;

“Material Adverse Effect” means, a material adverse effect on:

(a)	the business, assets or financial condition of the Borrower; or

(b)	the ability of the Borrower to perform its obligations under the Loan Documents; or

(c)

subject to the Legal Reservations and the Perfection Requirements, the validity or enforceability of, or the effectiveness or ranking of, any Encumbrance granted or purporting to be granted pursuant to any of the Security Documents;.

“Mortgage” means, in respect of each Vessel, the second preferred mortgage of such Vessel required to be executed hereunder by the owner thereof in favour of the Lender, each in such form as the Lender may require in its reasonable discretion and in the plural means all of them;

“Permitted Encumbrance” means (i) any Encumbrance created pursuant to or expressly permitted by the Loan Documents or otherwise permitted by the Lender, (ii) the first priority mortgages recorded over the Vessels, (iii) the first priority pledge over the shares of the Bareboat Owners, (iv) any lien arising by the operation of law and (v) any Permitted Lien and Permitted Lien (as defined in the Second Secured Indenture);

“Perfection Requirements” means the making or procuring of appropriate registrations, filings, endorsements, notarisations, stampings and/or notifications of the Security Documents and/or the security expressed to be created under the Security Documents determined by the legal advisers to the Lender to be necessary in any Pertinent Jurisdiction for the enforceability or production in evidence of the relevant Security Document to the extent such matters are complied with within any timeframe specified by law or the relevant Security Document;

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets which are secured under the Security Documents;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Prohibited Person” means a person that is:

(a)	listed on, or owned or controlled by a person listed on any Sanctions List;

(b)	located, organised or resident in, a country or territory that is the target of country-wide Sanctions; or

(c)	otherwise a target of Sanctions.

“Register” has the meaning specified in clause 15.3

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, government entity or central bank or other self-regulating or supra-national authority in order to enable the Borrower lawfully to draw the Loan and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising under the Loan Documents and/or grant security under the Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Sanctions” means any economic or trade sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(a)	the United States government;

(b)	the United Nations;

(c)	the European Union or any of its Member States;

(d)	the United Kingdom;

(e)	any country to which any Security Party is bound; or

(f)

the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”) (together “Sanctions Authorities”).

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” issued by HMT, or any similar list issued or maintained or made public by any of the Sanctions Authorities.

“Second Secured Indenture” means the Indenture dated as of 21 November 2017 for USD 305,000,000 issued by the Borrower and Navios Maritime Finance II (US) Inc. for 11.25% Senior Secured Notes due in 2022;

“Secured Indenture” means the Indenture dated as of 29 November 2013 for USD 650,000,000 issued by the Borrower and Navios Maritime Finance II (US) Inc. for 7.375% First Priority Ship Mortgage Notes due in 2022;

“Security Documents” means, the Bareboat Owners’ Shares Pledges, the Mortgages, the Shares Pledge, the Europe Receivables Pledge, the Assignment of Earnings and Insurances, the Guarantees and any other documents designated by the Borrower and the Lender as “Security Documents” or any other documents as may have been or shall from time to time after the date of this Agreement be executed in favour of the Lender to guarantee and/or to govern and/or to secure payment of all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrower pursuant to this Agreement;

“Security Party” means the Borrower, the Guarantors, the Shareholder, Alpha Merit, or any other person who may at any time be a party to any of the Loan Documents (other than the Lender);

“Shares” means the shares of Navios Maritime Acquisition Corporation and the units of Navios Maritime Partners L.P. as set forth under Schedule 8, and in the plural means all of them;

“Shares Pledge” means the first priority pledge of (i) the shares of Navios Maritime Acquisition Corporation and (ii) the units of Navios Maritime Partners L.P. as set forth under Schedule 8, to be executed by Alpha Merit and Borrower in favour of the Lender in such form as the Lender may require in its reasonable discretion and in the plural means all of them;

“Shareholder” means Anemos Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the reasonable opinion of the Lender become the subject of a notification by the Lender to the Borrower under clause 12.1; and

“Vessel” means each of Vessels defined in Schedule 7; and

Words and expressions defined in Schedule 4 shall have the meaning given to them when used in Schedule 3.

1.3	Construction

In this Agreement, unless the context otherwise requires:

1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2	references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.3.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4

references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any government entity, central bank or any self-regulatory or other supra-national authority (including, without limitation, any regulation implementing or complying with (1) the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004, in the form existing on the date of this Agreement (“Basel II”) and/or (2) Basel III and/or (3) Basel IV and (4) any other law or regulation which, at any time and from time to time, implements and/or amends and/or supplements and/or re-enacts and/or supersedes, whether in whole or in part, Basel II and/or Basel III and/or Basel IV (including CRD IV and CRR), and whether such implementation, application or compliance is by a government entity, a lender or any company affiliated to it);

1.3.5	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to the Lender shall also include a transferee;

1.3.6	words importing the plural shall include the singular and vice versa;

1.3.7	references to a time of day are, unless otherwise stated, to London time;

1.3.8	references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any government entity;

1.3.9

references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10

references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re-enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11

a certificate by the Lender as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrower except for manifest error;

1.3.12

if any document, term or other matter or thing is required to be approved, agreed or consented to by the Lender such approval, agreement or consent must be obtained in writing unless the contrary is stated; and

1.3.13	the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.4	Contracts (Rights of Third Parties Act) 1999

No part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

2	THE LENDER’S COMMITMENT, LOAN AND USE OF PROCEEDS

2.1	The Commitment

In reliance upon each of the representations and warranties in clause 7, the Lender agrees to make available by way of loan to the Borrower on the terms of this Agreement the principal amount described in clause 2.2.

2.2	Amount

The principal amount of USD125,000,000, subject to adjustment pursuant to Section 4 of that certain Contribution Agreement, entered into as of August 29, 2019, by and between the Borrower, the Lender, Navios Shipmanagement Inc., Navios Tankers Management Inc. Navios Containers Management Inc., Kleimar LTD and Navios Corporation Management Inc., each a corporation duly organized and existing under the laws of the Marshall Islands.

2.3	Use of Proceeds

The Lender shall have no responsibility for the Borrower’s use of the proceeds of the Loan and is not bound to monitor or verify the application of any amount borrowed pursuant to the terms of this Agreement.

3	INTEREST

3.1	Interest rate

The Loan shall bear interest at the rate of 5% compounded per annum on the then-outstanding principal amount, payable in quarterly instalments in arrears on each February 15, May 15, August 15 and November 15, beginning on February 15, 2020. Interest shall be calculated on the basis of a year of 365 days or 366 days, as the case may be, and actual days elapsed during the period.

3.1.1	Any principal amount that is deferred pursuant to clause 4.1.1 shall accrue interest at a rate of 7% per annum until repaid.

3.2	Default interest

If the Lender fails to receive any sum whatsoever on its due date for payment under any of the Loan Documents, the Borrower must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate of two (2.0) per cent per annum over the interest rate referred to in clause 3.1. Such interest shall be due and payable on demand, shall accrue daily and shall be compounded annually.

4	REPAYMENT AND PREPAYMENT

4.1	Repayment

Subject as otherwise provided in this Agreement, the Borrower must repay the Loan quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2020 as follows (provided, that (i) the Borrower may elect to apply any voluntary prepayments made pursuant to clause 4.2 towards any remaining instalment payments and (ii) any mandatory prepayments (other than a mandatory prepayment in full) shall be applied across all remaining instalment payments on a pro rata basis):

i.	Year 1: four instalments of USD 11,750,000 each, and thereafter

ii.	Years 2-5: sixteen instalments in an amount equal to 1/16th of (x) the original principal amount of the Loan (as adjusted pursuant to clause 2.2) minus USD47,000,000 and, unless earlier repaid, no later than December 31 of each year, an amount equal to the difference between the amount of Deferred Amortization accrued to such date and the maximum amount of Deferred Amortization permitted to remain outstanding as at the last day of such year with any unpaid Loans due and payable on November 15, 2024.

4.1.1

If the Group (which shall not include Navios South American Logistics Inc. and its subsidiaries or Navios Maritime Containers L.P. and its subsidiaries) has less than (i) USD60 million of “cash and cash equivalents” as of the last date of Q2 and Q4 of each year or (ii) USD40 million of “cash and cash equivalents” as of the last date of Q1 and Q3 of each year, the Borrower may defer all or part of the amortization payment (the “Deferred Amortization”) for the following quarter up to the following aggregate amounts for the stated year:

i.	Year ended December 31, 2020:	USD20.0 million

ii.	Year ended December 31, 2021:	USD20.0 million

iii.	Year ended December 31, 2022:	USD10.0 million

iv.	Year ended December 31, 2023 and thereafter:	none

Notwithstanding the foregoing, the aggregate amount of the Deferred Amortizations that may remain outstanding as of the date set forth below shall not exceed the following amounts:

i.	December 31, 2020:	USD20.0 million

ii.	December 31, 2021:	USD20.0 million

iii.	December 31, 2022:	USD10.0 million

iv.	December 31, 2023 and thereafter:	none

4.2	Voluntary prepayment

The Borrower may prepay the Loan in whole or in part (being USD1,000,000 or any larger sum which is a whole multiple of USD1,000,000) at any time without premium or penalty.

4.3	Mandatory Prepayment

The Borrower shall prepay the Loan:

4.3.1	in full upon the occurrence of a “Change of Control” (as such term is defined in the Indenture Excerpt);

4.3.2	in full upon any Indebtedness being incurred by the Borrower contrary to the provisions of clause 7.1.16 and the terms of this Agreement on the date such Indebtedness incurs; and

4.3.3	other principal payments by the net proceeds of the sale of any asset which is the subject of any Collateral.

4.4	Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.4.1	accrued interest on the amount to be prepaid to the date of such prepayment;

4.4.2	any additional amount payable under clause 6.6;

4.4.3	if of the whole Loan, all other sums payable by the Borrower to the Lender under this Agreement or any of the other Loan Documents.

4.5	Notice of prepayment; reduction of repayment instalments

4.5.1

No prepayment may be effected under clause 4.2 unless the Borrower shall have given the Lender at least three (3) Banking Day’s prior written notice of its intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Lender, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrower to make such prepayment on the date specified.

4.5.2	The Borrower may not prepay any part of the Loan except as expressly provided in this Agreement.

4.5.3	No amount prepaid may be reborrowed.

5	EXPENSES

5.1	Expenses

The Borrower agrees to reimburse the Lender on a full indemnity basis on demand for all expenses and/or disbursements whatsoever:

5.1.1

in connection howsoever with the negotiation, preparation, execution and, where relevant, registration of any contemplated or actual amendment, indulgence or the granting of any waiver or consent howsoever in connection with any of the Loan Documents; and

5.1.2

in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretion under any of the Loan Documents or any amendment thereto or consideration of the Lender’s rights thereunder or any action proposed or taken with interest at the rate referred to in clause 3.3 from the date on which such expenses and/or disbursements were demanded by the Lender to the date of payment (as well after as before judgment).

5.2	Value Added Tax

All expenses payable under to this clause 5 must be paid with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Lender under this Agreement must, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.3	Stamp and other duties

The Borrower must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Lender) imposed on or in connection with any Loan Documents or the Loan and agree to indemnify the Lender against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes other than to the extent such duties or taxes arise as a result of the Lender transferring its Loan or Commitments under this Agreement.

6	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1	No set-off or counterclaim

All payments to be made by the Borrower under any of the Loan Documents must be made in full, without any set-off or counterclaim whatsoever and, subject to clause 6.6, free and clear of any deductions or withholdings, in USD not later than 11 a.m. London time on the due date to such account of the Lender as the Lender may from time to time notify to the Borrower.

6.2	Non-Banking Days

When any payment under any of the Loan Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day.

6.3	Calculations

All interest and other payments of an annual nature under any of the Loan Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

6.4	Currency of account

If any sum due from the Borrower under any of the Loan Documents, or under any order or judgment given or made in relation thereto or for any other reason whatsoever, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrower, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrower undertakes to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Loan Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.5	Grossing-up for Taxes

If at any time the Borrower must make any deduction or withholding in respect of Taxes from any payment due under any of the Loan Documents, the sum due from the Borrower in respect of such payment must then be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been made and the Borrower agrees to indemnify the Lender on demand against any losses or costs certified by the Lender to have been incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower must promptly deliver to the Lender any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid. . The Lender shall use commercially reasonable efforts (including the delivery of properly completed and executed Tax forms or documentation prescribed by applicable law) to reduce or eliminate any deduction or withholding for Taxes from any payment due under any of the Loan Documents and to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to this clause 6.6.

6.6	Loan account

The Lender agrees to maintain a control account showing the Loan and other sums owing by the Borrower under the Loan Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, absent prompt objection by the Borrower, be conclusive as to the amount from time to time owing by the Borrower under the Loan Documents.

6.7	Partial payments

If, on any date on which a payment is due to be made by the Borrower under any of the Loan Documents, the amount received by the Lender from the Borrower falls short of the total amount of the payment due to be made by the Borrower on such date then, without prejudice to any rights or remedies available to the Lender under any of the Loan Documents, the Lender must apply the amount actually received from the Borrower in or towards discharge of the obligations of the Borrower under the Loan Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrower:

6.7.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Lender under any of the Loan Documents;

6.7.2	secondly, in or towards payment of any expenses payable to the Lender under, or in relation to, the Loan Documents which remain unpaid;

6.7.3	thirdly, in or towards payment to the Lender of any accrued interest owing in respect of the Loan which shall have become due under any of the Loan Documents but remains unpaid;

6.7.4	fourthly, in or towards payment to the Lender of any principal in respect of the Loan which shall have become due but remains unpaid;

6.7.5

fifthly, in or towards payment to the Lender of any other sum which shall have become due under any of the Loan Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis).

The order of application set out in clauses 6.8.1 to 6.8.5 may be varied by the Lender without any reference to, or consent or approval from, the Borrower.

6.8	FATCA

6.8.1	Subject to Clause 6.9.3 below, each party shall, within ten (10) Banking Days of a reasonable request by another party:

(a)	confirm to that other party whether it is:

(i)	a FATCA Exempt Party; or

(ii)	not a FATCA Exempt Party; and

(b)

supply to that other party such forms, documentation and other information relating to its status under FATCA (including its applicable passthru percentage or other information required under the Treasury Regulations or other official guidance including intergovernmental agreements) as that other party reasonably requests for the purposes of that other party’s compliance with FATCA.

6.8.2

If a party confirms to another party pursuant to Clause 6.9.1(a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

6.8.3	Clause 6.9.1(a) above shall not oblige the Lender to do anything which would or might in its reasonable opinion constitute a breach of:

(a)	any law or regulation;

(b)	any policy of the Lender;

(c)	any fiduciary duty; or

(d)	any duty of confidentiality.

6.8.4

If the Borrower is required to make a FATCA Deduction, the Borrower shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA;

6.8.5	The Borrower shall promptly upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Lender accordingly; and

6.8.6

Within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Borrower shall deliver to the Lender evidence satisfactory to the Lender that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

7	REPRESENTATIONS AND WARRANTIES

7.1	Continuing representations and warranties

The Borrower represents and warrants to the Lender that:

7.1.1	Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of the Marshall Islands as a corporation and has power to carry on its respective business as it is now being conducted and to own its property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Lender in writing;

7.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Loan Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Loan Documents performance of the same and no limitation on the powers of the Borrower to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3	Binding obligations

subject to the Legal Reservations and the Perfection Requirements, the Loan Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms and admissible in evidence and the Security Documents will create first priority Encumbrances;

7.1.4	No conflict with other obligations

the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, the Loan Documents by the relevant Security Parties will not (i) contravene in any material respect any existing applicable law, statute, rule or regulation or any judgment, decree or permit of any Pertinent Jurisdiction to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound which is likely to have a Material Adverse Effect , (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any Security Party to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any Security Party secured under the Security Documents;

7.1.5	No default

no Default has occurred which is continuing;

7.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of the Borrower, threatened against any Security Party or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of any Security Party under the Loan Documents other than have been publicly disclosed by the Borrower prior to the Execution Date;

7.1.7	No filings required

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Loan Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to the Loan Documents and each of the Loan Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9	Choice of law

the choice of English law to govern the Loan Documents and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of the Security Parties associated therewith, are valid and binding;

7.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11	Financial statements correct and complete

the Latest Accounts of the Borrower in respect of the relevant financial year as delivered to the Lender present fairly and accurately the financial position of the Borrower for the financial year, ended on such date and, as at such date, the Borrower had no material liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements or notes thereto;

7.1.12	Pari passu

the obligations of the Borrower under this Agreement are direct, general and unconditional obligations of the Borrower and rank at least pari passu with all present and future unsubordinated Indebtedness of the Borrower except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13	Information/ Material Adverse Effect

all written factual information, whatsoever provided by any Security Party to the Lender in connection with the negotiation and preparation of the Loan Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is true and accurate in all material respects and not misleading and the Borrower’s public filings do or will not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein as of such date and there has not occurred a Material Adverse Effect on any Security Party since such information was provided to the Lender;

7.1.14	Freedom from Encumbrances

save as otherwise disclosed in writing by the Borrower to the Lender on or prior to the date of this Agreement, no properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

7.1.15	Copies true and complete

the copies of the constitutional documents of the Security Parties delivered or to be delivered to the Lender pursuant to clause 9.1 are, or will when delivered be, true and complete copies; and there have been no amendments or variations thereof;

7.1.16	Indebtedness

no Security Party has incurred any Indebtedness other than as permitted under the Secured Indenture and the Second Secured Indenture or as otherwise disclosed to the Lender in writing or as disclosed in the Group’s public filings;

7.1.17	Use of proceeds

the Borrower shall apply the Loan only for the purposes specified in clauses 1.1. and 2.1;

7.1.18	Filings

subject to any permissible extensions, the Borrower has filed all material tax and other fiscal returns required to be filed with any tax authority to which it is subject;

7.1.19	Office

the Borrower does not have an office in England;

7.1.20	Prohibited Persons, unlawful activity

(a)	none of the Group Members are a Prohibited Person; and

(b)

to the best of its knowledge, no title in any property or other assets subject to an Encumbrance created by a Loan Document has been obtained in breach of any existing applicable law, statute, rule or regulation;

7.1.21	Insolvency

none of the Security Parties is unable or has admitted inability to pay its debts as they fall due, has suspended making payments on any of its debts or has announced an intention to do so, is or has become insolvent; or, save as disclosed to the Lender prior to the Execution Date, or has suffered the declaration of a moratorium in respect of any of its Indebtedness;

7.1.22	Sanctions

no Security Party nor any director, officer, agent, employee of any Security Party or any person acting on behalf of any Security Party, is a Prohibited Person nor acts directly or indirectly on behalf of a Prohibited Person; and

7.2	Repetition of representations and warranties

On the Execution Date and on the day each repayment instalment is payable pursuant to clause 4.1, the Borrower shall be deemed to repeat the representations and warranties in clause 7.1 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8	UNDERTAKINGS

8.1	General

The Borrower undertakes with the Lender that, from the Execution Date until the end of the Facility Period, it will:

8.1.1	Notice of Default and Proceedings

promptly inform (and any public filing of the Borrower containing the relevant information about the matters hereafter described shall constitute compliance with this covenant to inform) the Lender of (a) when required under the Secured Indenture and the Second Secured Indenture, any Default (including the occurrence of any Event of Default under (and as defined in) the Secured Indenture or the Second Secured Indenture, in which case the Borrower shall also provide to the Lender copies of all demands or notices made in connection therewith) and of any other circumstances or occurrence which might materially and adversely affect the ability of the

Borrower to perform its obligations under any of the Loan Documents and (b) as soon as the same is instituted or formally threatened in writing, details of any Proceedings involving the Borrower which could have a Material Adverse Effect on the Borrower and will from time to time, if so reasonably requested by the Lender, confirm to the Lender in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or have been formally threatened in writing;

8.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Lender, upon request, with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary under any applicable law for the continued due performance of all the obligations of the Security Parties under each of the Loan Documents;

8.1.3	Corporate Existence/Ownership

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction and ensure that the Borrower is owned and controlled, directly or through other companies, by the persons disclosed to the Lender prior to the date hereof;

8.1.4	Use of proceeds

(a)	use the Loan exclusively for the purposes specified in clauses 1.1 and 2.1; and

8.1.5	Pari passu

ensure that its obligations under this Agreement shall at all times rank at least pari passu with all its present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6	Financial statements

provide the Lender (or procure that is provided):

(a)

as soon as possible, but in no event later than 120 days after the end of each of its financial years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Lender) consolidated balance sheet and profit and loss accounts of the Borrower (commencing with the financial year ending 31 December 2019) and public filing in respect of the Borrower shall constitute delivery;

(b)

as soon as possible, but in no event later than 90 days after the end of each of its first three financial quarters, commencing with the first financial quarter of 2019, the Borrower’s unaudited consolidated balance sheet and profit and loss accounts for that 3 month period certified as to their correctness by its chief financial officer;

(c)	prior to the start of each of its financial years, an annual forecast in respect of the Borrower;

(d)	details of any litigation, arbitration, administrative proceedings, Default and any other events or circumstances which are likely to have a Material Adverse Effect on the Borrower;

8.1.7	Compliance Certificates

deliver to the Lender on the dates on which the financial statements must be delivered to the Lender under clause 8.1.6(b), a Compliance Certificate and such other supporting information as the Lender may reasonably require;

8.1.8	Provision of further information

provide the Lender with such financial or other information concerning the Borrower, all vessels (including those under construction) owned, acquired, sold or managed by any Group Member, or any of its subsidiaries, including, commitments, financial standing, operations and in relation to Borrowed Moneys, repayment of Borrowed Money, as the Lender may from time to time reasonably require;

8.1.9	Compliance with Laws and payment of taxes

comply in all material respects with all relevant applicable laws, statutes, directives, decrees, rulings and analogous rules (including, but not limited to, those relating to Sanctions) and regulations (other than in the case of Sanctions) where failure to do so would be reasonably likely to have a Material Adverse Effect and pay all taxes for which it is liable as they fall due unless disputed in good faith;

8.1.10	Secured Indenture

comply with all of its obligations under the Secured Indenture which are set out in the Indenture Excerpt and the Borrower further agrees:

(a)	any terms defined in the Secured Indenture shall have those meanings when used in the Indenture Excerpt;

(b)

no waiver or variation of any term of the Secured Indenture by any person shall waive or vary the Borrower’s obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Lender; and

(c)

the Borrower shall continue to be bound by its obligations under this Agreement and incorporated by reference to the Indenture Excerpt notwithstanding a Covenant Defeasance (as defined in the Secured Indenture) or a Legal Defeasance (as defined in the Secured Indenture) or other termination or cancellation of the Secured Indenture;

8.1.11	Sanctions

will not and will use reasonable endeavours to ensure that no Group Member does, conduct or undertake any business:

(a)	in breach of any Sanctions of:

(i)	the United Nations Security Council;

(ii)	the European Union;

(iii)	the United Kingdom;

(iv)	the United States of America

(v)	the Marshall Islands

as they apply to their members or nationals; or

(b)

in any trade, carriage of goods or business which is forbidden by the laws of the United Kingdom or the United States of America as they apply to their members or nationals, or any law applicable to the Borrower; or

(c)	in carrying illicit or prohibited goods; or

(d)	in a way which may make it liable to be condemned by a prize court or destroyed, seized or confiscated; or

(e)	to the knowledge of the Borrower, by or for the benefit of a Prohibited Person;

8.1.12	Delivery of reports

deliver to the Lender upon request a copy of each report, circular, notice or like document issued by the Borrower to its shareholders or creditors generally;

8.1.13	Dividends

declare or pay dividends in accordance with the terms of the Secured Indenture for so long as no Event of Default has then occurred which is continuing, or would occur as a result of such declaration and/or payment;

8.1.14	Investments and payments

make certain investments and payments always in accordance with the terms of the Secured Indenture for so long as no Event of Default has then occurred which is continuing, or would occur as a result of such investment /or payment.

8.1.15	Collateral coverage target

use commercially reasonable efforts to cause the aggregate realizable value of the Collateral to be not less than 200% of the amounts outstanding under the Loan at any time. Such commercially reasonable efforts shall include, but not be limited to, pledging any collateral becoming available from the extinguishment of any secured indebtedness and from the release of any collateral used to guarantee and existing secured indebtedness. For purposes of this provision, the method used for valuing such collateral shall be consistent with the Second Secured Indenture. For the avoidance of doubt, the failure to cause the aggregate value of the Collateral to be not less than 200% shall not result in a Default as long as the Borrower has used commercially reasonable efforts to comply with this clause 8.1.15.

8.2	Negative undertakings

The Borrower undertakes with the Lender that, from the Execution Date until the end of the Facility Period, it will not, without the prior written consent of the Lender:

8.2.1	Negative pledge

without prejudice to the Secured Indenture, permit any Encumbrance (other than a Permitted Encumbrance or as otherwise disclosed in writing by the Borrower to the Lender on or prior to the date of this Agreement) to subsist, arise or be created or extended over any shares owned by the Borrower to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

8.2.2	No merger or transfer

enter into any form of amalgamation, merger, consolidation, liquidation, dissolution, change in its organisational structure or any form of reconstruction or reorganisation (unless such change, reconstruction or reorganisation would not adversely affect the security constituted hereunder);

8.2.3	Prohibited Persons

have, and shall use reasonable endeavours to procure that no Group Member will have, any course of dealings, directly or indirectly, with any Prohibited Person.

8.3	Secured Indenture

Notwithstanding anything in clause 8.2 of this Agreement:

(a)	any terms, transactions or events permitted by the Indenture Excerpt; and

(b)	save as otherwise expressly provided in clause 8.2, any other terms or transactions or events permitted by the Secured Indenture,

shall be deemed to be permitted under clause 8.2 of this Agreement.

9	CONDITIONS

9.1	Documents and evidence

The Lender’s obligation to enter into this Agreement is subject to the following conditions precedent:

9.1.1	that on or before the Execution Date, the Lender has received the documents described in Schedule 2 in form and substance satisfactory to the Lender;

9.1.2	the representations and warranties contained in clause 7.1 being then true and correct as if each was made with respect to the facts and circumstances existing at such time; and

9.1.3	no Default shall have occurred and be continuing and no Default would result from the Loan.

9.2	Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lender and may be waived by the Lender in whole or in part and with or without conditions.

10	EVENTS OF DEFAULT

10.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1

Non-payment: the Borrower fails to pay any sum payable by it under any of the Loan Documents at the time, in the currency and in the manner stipulated in the Loan Documents (and so that, for this purpose, sums payable (i) under clause 4.1 shall be treated as having been paid at the stipulated time if (a) received by the Lender within five (5) days of the dates therein referred to and (b) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within five (5) Banking Days of demand); or

10.1.2

Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Loan Documents (other than those referred to in clause 10.1.1 above) unless such breach or omission, in the reasonable opinion of the Lender is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within thirty (30) Business Days of the Lender giving written notice to the Borrower of, or the Borrower becoming aware of the occurrence thereof; or

10.1.3

Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Loan Documents or in any notice, certificate or statement referred to in or delivered under any of the Loan Documents is or proves to have been incorrect or misleading in any material respect unless the circumstances giving rise to the misrepresentation are in the reasonable opinion of the Lender capable of remedy and are remedied within thirty 30 Business Day of the Lender giving written notice to the Borrower of, or the Borrower becoming aware of, the occurrence thereof; or

10.1.4

Cross-default: any Indebtedness of the Borrower (which is not intra group or subordinated debt) in excess of USD30,000,000 is not paid when due (subject to applicable grace periods) or any Indebtedness of the Borrower becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the Borrower of a voluntary right of prepayment), or any creditor of the Borrower becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to the Borrower relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned (unless the relevant creditor has granted to the Borrower a waiver in respect thereof) ; or

10.1.5

Execution: any uninsured judgment or order made against the Borrower in an amount in excess of USD30,000,000 is not stayed, appealed against or complied with within twenty (20) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower and is not discharged within thirty (30) days; or

10.1.6

Insolvency: the Borrower is unable or admits inability to pay its debts as they fall due; suspends making payments on all or substantially all of its debts or announces an intention to do so; becomes insolvent; or suffers the declaration of a moratorium in respect of all or substantially all of its Indebtedness; or

10.1.7

Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up the Borrower or an order is made or resolution passed for the dissolution or winding up of the Borrower; or

10.1.8

Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or an administration order is made in relation to any Security Party; or

10.1.9

Appointment of receivers and managers: any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.10

Compositions: any corporate action, legal proceedings or other procedures are taken, by the Borrower or by any of its creditors with a view to the general readjustment or rescheduling of all or substantially all of its Indebtedness, or to proposing any kind of composition, compromise or arrangement involving such company and all or substantially all of its creditors; or

10.1.11

Analogous proceedings: there occurs, in relation to a Security Party, in any country or territory in which it carries on business or to the jurisdiction of whose courts any part of its assets is subject, any event which, in the reasonable opinion of the Lender, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.10 (inclusive) in respect of the Borrower or the Borrower otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.12	Cessation of business: any Security Party suspends or ceases to carry on its business; or

10.1.13

Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, the Borrower are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government entity; or

10.1.14

Invalidity: any of the Loan Documents shall, other than as a result of any act or omission of the Lender, at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Loan Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.15

Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Loan Documents or for the Lender to exercise the rights or any of them vested in it under any of the Loan Documents or otherwise; or

10.1.16	Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.17	Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.18

Material events: any other event occurs or circumstance arises which, in the reasonable opinion of the Lender, is likely to have a Material Adverse Effect or, if such event or circumstance is capable of remedy it is not remedied within 15 Business Days of the earlier of (i) the Lender notifying the Borrower of such event or (ii) the Borrower becoming aware of the same; or

10.1.19	Litigation: any Proceedings are current, pending or threatened against any of the Security Parties which could have a Material Adverse Effect; or

10.1.20

Required Authorisations: any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Loan Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Loan Documents;

10.1.21	Change of Control: there occurs a “Change of Control” (as such term is defined in the Indenture Excerpt);

10.1.22

Money Laundering: any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities.

10.2	Acceleration

The Lender may, without prejudice to any other rights of the Lender, at any time after the happening of an Event of Default so long as the same is continuing by notice to the Borrower:

10.2.1	declare that the obligation of the Lender to make the Commitment available shall be terminated, whereupon the Commitment shall immediately be cancelled; and/or

10.2.2

declare that the Loan and all interest accrued and all other sums payable whensoever under the Loan Documents have become due and payable, whereupon the same shall, immediately or in otherwise accordance with the terms of such notice, become due and payable; and/or

10.2.3	exercise any or all of its rights, remedies, powers or discretions under the Loan Documents.

10.3	Demand basis

If, under clause 10.2.2, the Lender has declared the Loan to be due and payable on demand, at any time thereafter the Lender may by further notice to the Borrower demand repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable accordingly with all interest accrued and all other sums payable under this Agreement.

11	INDEMNITIES

11.1	General indemnity

The Borrower agrees to indemnify the Lender on demand, without prejudice to any of the Lender’s other rights under any of the Loan Documents, against any loss (including loss of interest), cost or expense which the Lender shall certify as sustained at any time by it in connection with this Agreement, including (without limitation) any such loss, cost or expense arising from any action, claim, suit or proceeding directly or indirectly related to this Agreement, the other Loan Documents or the Loan (excluding any default by the Lender determined by a court of competent jurisdiction to have resulted from (i) the gross negligence, bad faith or wilful misconduct of the Lender or (ii) a material breach of the Loan Documents by the Lender).

12	UNLAWFULNESS AND INCREASED COST MITIGATION

12.1	Unlawfulness

Regardless of any other provision of this Agreement, in the event that the Lender notifies the Borrower that by reason of:

(a)	the introduction of or any change in any applicable law or regulation or any change in the interpretation or application thereof; or

(b)	compliance by the Lender with any directive, request or requirement (whether or not having the force of law) of any central bank or government entity it becomes unlawful or it is prohibited by or contrary to such directive request or requirement for the Lender to maintain or give effect to any of its obligations in connection howsoever with this Agreement then (i) the Commitment shall be reduced to zero and (ii) the Borrower shall be obliged to prepay the Loan either immediately or on a future date (specified in the Lender’s notice) not being earlier than the latest date permitted by the relevant law, regulation, directive, request or requirement with interest and commitment commission accrued to the date of prepayment and all other sums payable whensoever by the Borrower under this Agreement.

12.2	Increased costs

If the Lender certifies to the Borrower that at any time the effect of any applicable law, regulation or regulatory requirements or the interpretation or application thereof or any change therein is to:

12.2.1

subject the Lender to Taxes or change the basis of Taxation of the Lender relating to any payment under any of the Loan Documents (other than Taxes or Taxation on the overall net income of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2	increase the cost to, or impose an additional cost on, the Lender in making or keeping the Commitment available or maintaining or funding all or part of the Loan; and/or

12.2.3	reduce the amount payable or the effective return to the Lender under any of the Loan Documents; and/or

12.2.4	require the Lender to make a payment or forgo a return on or calculated by reference to any amount received or receivable by the Lender under any of the Loan Documents; and/or then and in each such case (subject to clause 12.3) the Borrower must on demand either:

(a)

pay to the Lender the amount which the Lender certifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Lender or its holding company regards as confidential) is required to compensate the Lender for such liability to Taxes, cost, reduction, payment, forgone return or loss; or

(b)	prepay the Loan, in respect of which prepayment the terms of clause 4.3 shall apply.

12.3	Exception

Nothing in clause 12.2 shall entitle the Lender to receive any amount relating to compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 5.3, 5.4 or 6.6.

13	SECURITY, SET-OFF AND MISCELLANEOUS

13.1	Application of moneys

All moneys received by the Lender under or pursuant to any of the Loan Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 shall be applied by the Lender as follows:

13.1.1	first in or toward payment of all unpaid expenses, sums which have been demanded by way of indemnity and expenses which may be owing to the Lender under any of the Loan Documents;

13.1.2	secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof;

13.1.3	thirdly in or towards repayment of the Loan (whether the same is due and payable or not);

13.1.4	fourthly in or towards payment to the Lender of any other sums which the Lender certifies are owing to it under any of the Loan Documents; and

13.1.5	fifthly the surplus (if any) shall be paid to the Borrower.

13.2	Further assurance

The Borrower will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Lender may be necessary or desirable for perfecting the security contemplated or constituted by the Loan Documents.

13.3	Conflicts

In the event of any conflict between this Agreement and any of the other Loan Documents executed by the Borrower, the provisions of this Agreement shall prevail.

13.4	No implied waivers, remedies cumulative

No failure or delay on the part of the Lender to exercise any power, right or remedy under any of the Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Loan Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by the Lender shall be effective unless it is in writing.

13.5	Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.6	Force Majeure

Regardless of any other provision of this Agreement the Lender shall not be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority, (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon the Lender or any of its representatives or employees), (iii) any act of God, (iv) any act of war (whether declared or not) or terrorism, (v) any failure of any information technology or other operational systems or equipment affecting the Lender or (vi) any other circumstances whatsoever outside the Lender’s control.

13.7	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by both parties hereto who irrevocably agree that the provisions of this clause 13.8 may not be waived or modified except by an instrument in writing to that effect signed by both of them.

13.8	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.9	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Loan Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Lender.

14	ASSIGNMENT, TRANSFER AND DISCLOSURE

14.1	Benefit and burden

This Agreement shall be binding upon, and ensure for the benefit of, the Lender and the Borrower and their respective successors.

14.2	No assignment by Borrower

The Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lender. Neither the Borrower nor any affiliate of the Borrower may become a Lender or a sub-participant.

14.3	Assignment by Lender

The Lender may not assign, sell or sub-participate all or any part of its rights under any Loan Document except (i) to another subsidiary or affiliate of the Lender or (ii) with the prior written consent of the Borrower. The Lender, acting solely for this purpose as an agent of the Borrower, shall maintain a register for the recordation of the names and addresses of any such assignee or participant of the Lender, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each such assignee or participant pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Lender, and any such assignee or participant of Lender shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, the Lender and any such assignee or participant of the Lender, at any reasonable time and from time to time upon reasonable prior notice. It is the intention that this Agreement be treated as a registered obligation and in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended, and the United States Treasury Regulations thereunder.

14.4	Disclosure of information

The Lender may disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with the Lender in relation to this Agreement such information about or in connection with any of the Security Parties and the Loan Documents as the Lender considers appropriate, provided that the Lender shall consult with the Borrower prior to disclosing (i) any such information which is not public or contained in the Agreement and/or (ii) any documentation other that a copy of this Agreement or any other Security Document.

15	NOTICES

15.1	General

15.1.1

unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax;

15.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

15.2	Addresses for communications, effective date of notices

15.2.1

Subject to clause 15.2.2 notices to the Borrower shall be deemed to have been given and shall take effect when received in full legible form by the Borrower at the address and/or the fax number appearing below (or at such other address or fax number as the Borrower may hereafter specify for such purpose to the Lender by notice in writing);

Address	7, Avenue de Grande Bretagne
Office 11B2
MC 98000 Monaco
Fax no: +377 9798-2141

notwithstanding the provisions of clause 15.2.1, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Lender to the Borrower to the address or fax number referred to in clause 15.2.1;

15.2.2

notices to the Lender shall be deemed to be given, and shall take effect, when received in full legible form by the Lender at the address and/or the fax number appearing below (or at any such other address or fax number as the Lender may hereafter specify for such purpose to the Borrower by notice in writing);

Address	7, Avenue de Grande Bretagne
Office 11B2
MC 98000 Monaco
Fax no: +377 9798-2141

if under clause 15.2.1 or clause 15.2.2 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

16	GOVERNING LAW

16.1	Law

This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law.

17	JURISDICTION

17.1	Exclusive jurisdiction

Subject to clause 17.4 below, the Borrower and the Lender hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

17.1.1

to settle any disputes or other matters whatsoever arising under or in connection with this Agreement (or any non-contractual obligation arising out of or in connection with this Agreement) and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

17.1.2	to grant interim remedies or other provisional or protective relief.

17.2	Submission and service of process

Subject to clause 17.4 below, the Borrower and the Lender accordingly irrevocably and unconditionally submit to the jurisdiction of the English courts. Without prejudice to any other mode of service the Borrower:

17.2.1

irrevocably empowers and appoints Messrs Hill Dickinson Services (London) Ltd at present of The Broadgate Tower, 20 Primrose Street, London, EC2A 2EW, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

17.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

17.2.3	agrees that failure by a process agent to notify the Borrower of service of process will not invalidate the proceedings concerned;

17.2.4

without prejudice to the effectiveness of service of process on its agent under clause 17.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 15.2;

17.2.5

agrees that if the appointment of any person mentioned in clause 17.2.1 ceases to be effective, the Borrower shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment with in seven (7) days the Lender shall thereupon be entitled and is hereby irrevocably authorised by the Borrower in those circumstances to appoint such person by notice to the Borrower.

17.3	Forum non conveniens and enforcement abroad

The Borrower and the Lender:

17.3.1

waive any right and agree not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 17.1; and

17.3.2

agree that a final non-appealable judgment or order of an English court in a dispute or other matter falling within clause 17.1 shall be conclusive and binding on the Borrower and the Lender and may be enforced against them in the courts of any other jurisdiction.

17.4	Right of Lender, but not Borrower, to bring proceedings in any other jurisdiction

17.4.1

nothing in this clause 17 limits the right of the Lender to bring proceedings in connection with the enforcement of its security, or the enforcement or recovery of any judgment debt or judicial award or order made (i) in each case, in the courts of England and (ii) under or in relation to this Agreement or any Security Document, including third party proceedings, against the Borrower, or to apply for interim remedies, in any other court and/or concurrently in more than one jurisdiction; and

17.4.2

the obtaining by the Lender of judgment in one jurisdiction shall not prevent the Lender from bringing or continuing proceedings in any other jurisdiction proceedings in connection with the enforcement of its security, or the enforcement or recovery of any judgment debt or judicial award or order made (i) in each case, in the courts of England and (ii) under or in relation to this Agreement or any Security Document, whether or not these shall be founded on the same cause of action.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

Guarantors

RIDER SHIPMANAGEMENT INC.	AEGEAN SHIPPING CORPORATION
TALIA SHIPTRADE S.A.	ARC SHIPPING CORPORATION
RONDINE MANAGEMENT CORP.	MAGELLAN SHIPPING CORPORATION
PACIFICO NAVIGATION CORP.,	IONIAN SHIPPING CORPORATION
ALPHA MERIT CORPORATION	APOLLON SHIPPING CORPORATION
ASTEROID SHIPPING S.A.	HERAKLES SHIPPING CORPORATION
CLOUD ATLAS MARINE S.A.	ACHILLES SHIPPING CORPORATION
HEODOR SHIPPING INC.	KYPROS SHIPPING CORPORATION
THALASSA MARINE S.A.,	HIOS SHIPPING CORPORATION
DIESIS SHIPMANAGEMENT LTD	MERIDIAN SHIPPING ENTERPRISES INC.
MANDORA SHIPPING LTD	MERCATOR SHIPPING CORPORATION
SOLANGE SHIPPING LTD.	HORIZON SHIPPING ENTERPRISES CORPORATION
TULSI SHIPMANAGEMENT CO.	STAR MARITIME ENTERPRISES CORPORATION
CINTHARA SHIPPING LTD	NAVIOS HANDYBULK INC.
RAWLIN SERVICES COMPANY	NAVIOS INTERNATIONAL INC.
MAUVE INTERNATIONAL S.A.	NOSTOS SHIPMANAGEMENT CORP.
AQUIS MARINE CORP.	PORTOROSA MARINE CORP.
FAITH MARINE LTD.	WHITE NARCISSUS MARINE S.A.
VECTOR SHIPPING CORPORATION	HESTIA SHIPPING LTD.
ARAMIS NAVIGATION INC.	SERENITY SHIPPING ENTERPRISES INC.
DUCALE MARINE INC.
HIGHBIRD MANAGEMENT INC.	LAVENDER SHIPPING CORPORATION
RED ROSE SHIPPING CORP.	NAVIOS ASIA LLC
GINGER SERVICES CO.	JASMINE SHIPPING CORPORATION
QUENA SHIPMANAGEMENT INC.	IRIS SHIPPING CORPORATION
ASTRA MARITIME CORPORATION	EMERY SHIPPING CORPORATION
PRIMAVERA SHIPPING CORPORATION	TRIANGLE SHIPPING CORPORATION
PUEBLO HOLDINGS LTD	ESMERALDA SHIPPING CORPORATION
BEAUFIKS SHIPPING CORPORATION	ROSELITE SHIPPING CORPORATION
ROWBOAT MARINE INC.	SMALTITE SHIPPING CORPORATION
CORSAIR SHIPPING LTD.	MOTIVA TRADING LTD
PHAROS NAVIGATION S.A.	KLEIMAR LTD.
SIZZLING VENTURES INC.	NAVIMAX CORPORATION
SHIKHAR VENTURES S.A.
TAHARQA SPIRIT CORP.
RHEIA ASSOCIATES CO.
RUMER HOLDING LTD.
KLEIMAR NV
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
ANEMOS MARITIME HOLDINGS INC.

Schedule 2

Conditions precedent

(referred to in clause 9.1.1)

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Security Party and its current corporate existence;

(b)	Corporate authorities

(i)

Certified Copies of resolutions of the directors of each Security Party approving such of the Loan Documents to which such Security Party is a party and authorising the execution and delivery thereof and performance of such Security Party’s obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at duly convened meetings of the directors and shareholders of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals or Certified Copies of any power of attorney issued by any Security Party pursuant to such resolutions;

(c)	Required Authorisations

A certificate that:

(iii)

there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate which have been duly obtained and Certified Copies of which (including any conditions and/or documents ancillary thereto) are appended thereto;

(iv)	the borrowing and securing of the Loan would not cause any borrowing or securing limit binding on any Security Party to be exceeded; and

(v)	confirms that each copy document relating to it and delivered pursuant to this Schedule 2 is correct, complete, is in full force and effect and has not been amended;

(d)	Certificate of incumbency

lists of directors and officers of each Security Party specifying the names and positions of such persons, containing specimen signatures of each director and officer, certified by an officer of the relevant Security Party to be true, complete and up to date;

(e)	Security Documents

the Security Documents duly executed and delivered;

(f)	Notices of assignment and acknowledgements

copies of duly executed notices of assignment together with original duly executed acknowledgements thereof required by the terms of the relevant Security Documents and in the forms prescribed by such Security Documents;

(g)	Material Adverse Effect

there has occurred nothing which would have a Material Adverse Effect;

(h)	Marshall Islands Law Opinion

an opinion of the special legal advisers to the Lender on Marshall Islands law;

(i)	English Law Opinion

an opinion of the special legal advisers to the Lender on English law

(j)	process agent

a letter from the Borrower’s agent for receipt of service of proceedings accepting its appointment under this Agreement.

Schedule 3

Indenture Excerpt

SECTION 4.10 Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any shares of Disqualified Stock and the Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; provided further that the amount of Indebtedness (including Acquired Debt), Disqualified Stock or preferred stock that may be incurred or issued pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of 4.0% of Total Assets and $75.0 million at any time outstanding pursuant to this paragraph (a); and provided further that Navios Finance may incur Indebtedness in connection with serving as a co-obligor, co-issuer or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary that is otherwise permitted by this covenant.

(b)	Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)

the incurrence of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $600.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence of the Notes on the Issue Date and the Note Guarantees of such Notes;

(4)

the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries (whether through the direct purchase of such property, plant or equipment or the Capital Stock of any person owning such property, plant or equipment) and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $75.0 million and (B) 4.0% of Total Assets;

(5) Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6) Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5), (b)(6), (b)(7) or (b)(14);

(8) the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(A)

any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12)

the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(13)

the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(14)

Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), either (A) the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0 or (B) the Fixed Charge Coverage Ratio for the Company’s most recently four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would not be less than immediately prior to such transactions;

(15)

the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16)	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17)

the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long as each such obligation is satisfied within 30 days of the incurrence thereof;

(18)

the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed the greater of (A) $125.0 million and (B) 6.0% of Total Assets; and

(19)	Contribution Indebtedness

(c) For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may divide and/or classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later redivide and/or reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this Section 4.10. Indebtedness under all Credit Facilities outstanding or committed to on the Issue Date (or any replacements of any such committed amounts) will be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(2) (whether or not outstanding on such date), but thereafter may be reclassified in any manner that complies with this Section 4.10

(d) The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

(e) The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets; and

(4) in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

(f) For purposes of determining compliance with this Section 4.10, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

(g) For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S. dollars and otherwise in accordance with customary practice); provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

SECTION 4.11 Limitations on Restricted Payments.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

1.1.1.1.1 pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

1.1.1.1.2 purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Company or any direct or indirect parent of the Company;

1.1.1.1.3 make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of a Co-Issuer or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

1.1.1.1.4 make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(2)

the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Buildup Amount Start Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (14) and (15) of Section 4.11(b)), is not greater than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) (i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the Buildup Amount Start Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Disqualified Stock or Indebtedness of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; provided, however, that this clause (b) shall not include (y) the proceeds from any such contribution or issuance or sale to the extent used to incur Contribution Indebtedness or (z) Excluded Contributions; plus

(C) to the extent that any Restricted Investment that was made after the Buildup Amount Start Date is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(D) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Buildup Amount Start Date or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets to the Company or a Restricted Subsidiary or an entity in which the Company or a Restricted Subsidiary has made a Restricted Investment becomes a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment), merger, transfer or other action, as the case may be; plus

(E) any amount previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

(b) The preceding provisions shall not prohibit:

(1)

the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;

(2)

the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from Section 4.11(a)(3)(B);

(3)

the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4)

the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5)

the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $7.5 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted Payments under Section 4.11(a)(3)(B)); plus

(B) the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the Issue Date;

provided that to the extent that any portion of the $7.5 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6) cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7) so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);

(10) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;

(11) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales, not involving Collateral, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13 to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.15 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions);

(13) Restricted Payments in an amount not to exceed the unused amount of Excluded Contributions previously received; and

(14) other Restricted Payments in an aggregate amount not to exceed $125.0 million since the Issue Date.

The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(c) For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (15) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investments (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of Permitted Investments.

SECTION 4.12 Limitations on Liens.

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, or assume any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pani passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

Notwithstanding the foregoing, the Co-Issuers will not and will not permit any Guarantor to, create, incur or assume any Lien (other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders) upon any of the Collateral other than Permitted Liens and those Liens permitted by the Security Documents and, further, the Company will not and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien on any Capital Stock, Intercompany Debt or other securities issued by any Mortgaged Vessel Guarantor other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.

(b) Any Lien created for the benefit of the Holders pursuant to Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

SECTION 4.15 Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or permit to become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries that is not a Guarantor to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b) However, the restrictions set forth in Section 4.15(a) shall not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) this Indenture, the Notes and the Note Guarantees;

(3) applicable law, rule, regulation or order or governmental license, permit or concession;

(4) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(5) customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

(6) purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in Section 4.15(a)(3);

(7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(12) customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

(13) provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14) Indebtedness of a Co-Issuer or Restricted Subsidiary incurred subsequent to the Issue Date pursuant to the provisions of Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit Facility in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

(15) Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

SUCCESSOR CORPORATION

SECTION 5.01 Mergers, Consolidations, Etc.

(a) The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3) either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(b) The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving Person) unless:

(1) subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee; and

(2) immediately after such transaction, no Default or Event of Default exists.

(c) This Section 5.01 shall not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Schedule 4

Indenture Definitions

Set forth below are certain defined terms used in the Indenture.

“Acquired Debt” means, with respect to any specified Person:

(1)

Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” has the meaning set forth in Section 2.02 of the Indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Alternative Vessel” means one or more Vessels (other than the Identified Vessels) that, satisfies the requirements for being a Qualified Vessel.

“Appraised Value” means the fair market sale value as of a specified date of a specified Vessel that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in writing by an Independent Appraiser selected by the Company and, in the event such Independent Appraiser is not a Designated Appraiser, reasonably acceptable to the Trustee.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets (other than, in the case of Collateral, an Event of Loss); provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Co-Issuers and their Restricted Subsidiaries taken as a whole shall be governed by the provisions of Sections 4.09 and/or 5.01 and not by the provisions of Section 4.13; and

(2) the issuance by any of the Company’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries).

Notwithstanding the preceding, none of the following items shall be deemed to be an Asset Sale:

(1) other than in the case of any Collateral or the Equity Interests of any Mortgaged Vessel Guarantor or any parent or indirect parent of a Mortgaged Vessel Guarantor that is a subsidiary of the Company, any single transaction or series of related transactions that involves assets or the issuance of Equity Interests of any Restricted Subsidiary having a Fair Market Value of less than $10.0 million;

(2) a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Company and/or one or more Mortgaged Vessel Guarantors;

(3) an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(4) the sale or other disposition of damaged, worn-out or obsolete assets or property or assets in connection with maintenance and equipment upgrades;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) (i) a Restricted Payment that does not violate Section 4.11 or a Permitted Investment; and (ii) any issuance, sale, transfer or other disposition of Capital Stock or Indebtedness or other securities of an Unrestricted Subsidiary;

(7) sales of accounts receivable, inventory and other current assets (other than Vessels and Related Assets) in the ordinary course of business;

(8) a Permitted Asset Swap;

(9) sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the Fair Market Value thereof including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (9), Purchase Money Notes shall be deemed to be cash);

(10) any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction;

(11) the unwinding of any Hedging Obligations;

(12) the lease, assignment or sublease of any real or personal property including, but not limited, to a Vessel, in the ordinary course of business;

(13) the grant in the ordinary course of business of any license or sublicense of patents, trademarks, know-how and any other intellectual property;

(14) any sale or disposition deemed to occur in connection with creating, granting or perfecting a Lien not otherwise prohibited by this Indenture;

(15) sale of assets received upon the foreclosure of a Lien;

(16) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business; and

(17) foreclosures, condemnations or any similar actions on assets

“Assignment of Freights and Hires” means each assignment, between either a Co-Issuer or a Mortgaged Vessel Guarantor, as applicable, and the Collateral Trustee, dated the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and substantially in the form of Exhibit G-1 hereto, together with the documents contemplated thereby, pursuant to which a Co-Issuer or such Mortgaged Vessel Guarantor, as applicable, assigns its right, title and interest in, to and under all charters, freights, hires and other earnings in respect of its Mortgaged Vessel.

“Assignment of Insurance” means each assignment, between either a Co-Issuer or a Mortgaged Vessel Guarantor, as applicable, and the Collateral Trustee, dated the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and substantially in the form of Exhibit G-2 hereto, together with the documents contemplated thereby, pursuant to which such Co-Issuer or Mortgaged Vessel Guarantor, as applicable, assigns its right, title and interest in, to and under all policies and contracts of insurance in respect of its Mortgaged Vessel as well as any proceeds of such insurance.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby shall be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” shall have correlative meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2) with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York, the location of the office of the Paying Agent or the location of the Corporate Trust Office of the Trustee are authorized or required by law to close.

“Buildup Amount Start Date” means December 18, 2006.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3) demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of US$250.0 million;

(4) repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s or A-1 or higher by S&P and, in each case, maturing within one year after the date of acquisition;

(6) money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7) instruments equivalent to those referred to in clauses (1) through (6) above denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Company or any of its Restricted Subsidiaries in such jurisdiction or (b) any Investment in the jurisdiction in which such Investment is made.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3) (a) all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any Person other than a Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

(4) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

“Charter” means each time charter party entered into with respect to a Mortgaged Vessel.

“Collateral” means, collectively, all of the property and assets (including, without limitation, Trust Monies) that are from time to time subject to the Security Documents.

“Collateral Trustee” means Wells Fargo Bank, National Association, and its successors, as Collateral Trustee for the Collateral under this Indenture, the Security Documents and any additional Collateral Trustee or Supplemental Collateral Trustee.

“Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1) Consolidated Net Income for such period; plus

(2) the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a) Fixed Charges;

(b) provision for taxes based on income;

(c) total depreciation expenses;

(d) total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e) other non-cash items reducing such Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); and

(f) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3) the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (f) for a Restricted Subsidiary shall be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

Notwithstanding the foregoing, for purposes of Consolidated Cash Flow, in the event that the Co-Issuers or any of their Restricted Subsidiaries (i) receive (a) any advances for services rendered or to be rendered over multiple periods, (b) termination payments in connection with the termination of charter contracts which otherwise would have been in effect for multiple periods, (c) insurance payments in respect of Vessels which were subject to charters that would have been in effect for multiple periods and/or (ii) pays a termination payment in order to terminate a charter that would have been in effect over multiple periods, the Company may, in its good faith judgment, (without duplication) adjust Consolidated Cash Flow to amortize the receipt of such payments over the applicable periods and the effect of such expenses over the applicable period.

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;

(3) the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period;

(4) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or is permitted to be, paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor or a Securitization Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under Section 4.11;

(5) any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6) the cumulative effect of a change in accounting principles;

(7) any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP

(8) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof;

(9) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed); and

(10) the portion of distributions received from one or more Designated MLPs otherwise includable in “Consolidated Net Income” of the Company to the extent the Company elects to exclude such distributions from “Consolidated Net Income” and credits such amounts towards subclause (y) of clause (17) of the definition of “Permitted Investments”;

(11) any non-cash expenses or charges resulting from the preferred stock (other than Disqualified Stock) outstanding (or committed to be issued) as of the Issue Date;

(12) the portion of distributions received from Navios Logistics otherwise includable in “Consolidated Net Income” of the Company to the extent the Company elects to exclude such distributions from “Consolidated Net Income” and credits such amounts towards clause (19) of the definition of “Permitted Investments”; and

(13) the portion of distributions received from Navios Maritime Acquisition otherwise includable in “Consolidated Net Income” of the Company to the extent the Company elects to exclude such distributions from “Consolidated Net Income” and credits such amounts towards clause (20) of the definition of “Permitted Investments”;

provided, however, that Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period.

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than the net cash proceeds received by the Company from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than Excluded Contributions, all proceeds of Disqualified Stock or Designated Preferred Stock or sales of Equity Interests to or cash contribution from the Company or any Subsidiary of the Company and any such cash contributions that have been applied to make Restricted Payments) , in each case, after the Issue Date; provided that such Contribution Indebtedness shall have a Stated Maturity later than the Stated Maturity of the notes and such Contribution Indebtedness is incurred within 210 days after the making of such cash contributions and is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the date it is incurred.

“Corporate Trust Office” means the corporate trust office of the Trustee 150 East 42nd Street, 40th floor, New York, New York 10007, Corporate Trust Services, or such other office, designated by the Trustee by written notice to the Co-Issuers, at which at any particular time its corporate trust business shall be principally administered

“Credit Facilities” means one or more debt facilities or agreements or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Company or Subsidiaries of the Company as borrowers or guarantors thereunder).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Appraiser” means any of 0 A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore, and Deloitte LLP, Ernst & Young LLP and KPMG LLP; provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.

“Designated Preferred Stock” means preferred stock of the Company (other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an Officer’s Certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation of Restricted Payments for purposes of Section 4.11(a)(3) and are not used for purposes of Section 4.11(a)(3)(B).

“Designated MLP” means one or more master limited partnerships, publicly traded partnerships or limited liability companies, in each case, the interests in which are publicly traded on an established securities exchange or secondary market and designated as such by an Officer of the Company. Unless otherwise designated as such by an Officer of the Company, Navios Partners is a Designated MLP.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the Notes shall not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture shall be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance and sale by the Company of its Qualified Equity Interests.

“Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent, determined in good faith by the Company within 120 days after the occurrence of such damage (and evidenced by an Officer’s Certificate to such effect delivered to the Trustee and the Collateral Trustee, within such 120 day period), as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked. An Event of Loss shall be deemed to have occurred: (i) in the event of the destruction or other actual total loss of a Vessel, on the date of such loss, or if such date is unknown, on the date such Vessel was last reported; (ii) in the event of a constructive, agreed or compromised total loss of a Vessel, on the date of determination of such total loss; (iii) in the case of any event referred to in clause (c) above, upon the delivery of the Company’s Officer’s Certificate to the Trustee and the Collateral Trustee; or (iv) in the case of any event referred to in clause (d) above, on the date that is six months (or in the case of any of the foregoing events resulting from an act of piracy covered by insurance, twelve (12) months) after the occurrence of such event.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.

“Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Company or a Restricted Subsidiary, obligating the Company or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the Issue Date after giving effect to the issuance of the Notes on the Issue Date and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities in existence on the Issue Date and described in the Offering Memorandum.

“Existing Mortgaged Vessels” means the following Vessels owned by a Guarantor on the Issue Date: Navios Ionian, Navios Horizon, Navios Herakles, Navios Achilles, Navios Meridian, Navios Mercator, Navios Arc, Navios Hios, Navios Kypros, Navios Ulysses, Navios Vega, Navios Celestial, Navios Magellan, Navios Etoile, Navios Antares, Navios Altamira, Navios Star, Navios Asteriks, Navios Vector, Navios Happiness, Navios Lumen, Navios Stellar and Navios Phoenix.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25.0 million, an officer of the Company and evidenced by an Officer’s Certificate delivered to the Trustee and (ii) if the value of such property or asset equals or exceeds $25.0 million, the Board of Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels (I) with a value that equals or exceeds $25.0 million (as determined by the Company in good faith), Fair Market Value shall be based on the Appraised Value of such Vessel and (II) Fair Market Value shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values and (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of “Permitted Liens,” such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases to the extent of Related Assets that have not been included in the calculation of the Appraised Value of a Vessel which Related Assets have a value in excess of $25.0 million, such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period; provided, however, that the pro forma calculation shall not give effect to any Indebtedness, Disqualified Stock or preferred stock incurred on such Calculation Date pursuant to Section 4.10(b) (other than Indebtedness, Disqualified Stock or preferred stock incurred pursuant to Section 4.10(b)(14)).

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded;

(3) the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges shall not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) shall be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) shall be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7) if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Company or such Restricted Subsidiary (each such Vessel, a “Pending Vessel”) and if such Pending Vessel is scheduled to be delivered no later than 24 months from the date of such calculation of the Fixed Charge Coverage Ratio, pro forma effect will be given to the extent provided in the next paragraph below.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) subject in the case of a Pending Vessel to clause (iv) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) subject in the case of a Pending Vessel to clause (iv) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, (iii) subject in the case of a Pending Vessel to clause (iv) below, if a relevant Vessel is not to be subject to a time charter-out, is under time charter-out that is due to expire in six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), in each case apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings (losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person’s fleet in the most recent four quarter period (as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company) or (iv) if such Vessel is a Pending Vessel described in clause (7) of this definition then, include, to the extent that such Pending Vessel has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Pending Vessel was not deployed if such Pending Vessel has been deployed but not for the entire period) the Proportionate Amount of earnings (losses) for such Pending Vessel with such earnings determined based upon the applicable provisions of clauses (i) through (iii) above (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Pending Vessel has been deployed but for less than the entire period (with the actual earnings of such Pending Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel that has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) has been realized at the time such pro forma calculation is made or is reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be made in good faith by a responsible accounting officer of the Company.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding any write-off of original issue discount in excess of regular amortization, amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) all dividends accrued or paid on any series of Disqualified Stock or Designated Preferred Stock of the Company or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period. “Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on November 2, 2009, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case, as in effect on November 2, 2009, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on November 2, 2009.

“guarantee” means as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness of another Person.

“Guarantee” or “Note Guarantee” means the guarantee by each Guarantor of the Company’s obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.

“Guarantor” means each Subsidiary of the Company that executes a Guarantee in accordance with the provisions of this Indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Holder” means a Person in whose name a Note is registered on the books maintained by the Registrar.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person representing the balance of the deferred and unpaid purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;

(5) all Capital Lease Obligations of such Person;

(6) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis; provided further that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8) all Attributable Indebtedness;

(9) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding the foregoing, Indebtedness shall be deemed not to include any operating leases as such an instrument would be determined in accordance with GAAP on the Issue Date.

Notwithstanding clause (4) above, the obligation of the Company or any Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries shall not constitute “Indebtedness” under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

“Indenture” means this Indenture, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Independent Appraiser” means a Person:

(1) that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping industry or (b) if no Person described in clause (1)(a) is at such time generally providing appraisals of vessels (as determined in good faith by the Company) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Company); and

(2) who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

“Initial Purchasers” means Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., S. Goldman Capital LLC, DVB Capital Markets LLC, ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., and RS Platou Markets AS.

“Intercompany Debt” means Indebtedness of a Mortgaged Vessel Guarantor to the extent issued to or held by the Company or any Subsidiary of the Company.

“interest” means, with respect to the Notes, interest on the Notes (regardless of whether so stated).

“Investments” means, with respect to any Person, all investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.11(c). The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.11(c). Except as otherwise provided in this Indenture, the amount of an Investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means November 9, 2013, the date of the original issuance of the Notes under this Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Loan To Value Ratio — Additional Notes” means, at any time, in connection with the issuance of Additional Notes, the ratio of (x) the aggregate principal amount of the Additional Notes to be issued at such time to (y) the sum of (I) the aggregate Fair Market Value of all Collateral to be purchased by (or contributed to) one or more Mortgaged Vessel Guarantors with the proceeds of the issuance of such Additional Notes and other funds available to the Company on the date of issuance of such Additional Notes and (II) any cash proceeds from the issuance of such Additional Notes and any other funds, in each case, deposited as Trust Monies (which, for the avoidance of doubt, shall include Segregated Trust Monies) in connection with the issuance of such Additional Notes.

“Maturity Date” when used with respect to any Note, means the date on which the principal amount of such Note becomes due and payable as therein or herein provided.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency.

“Mortgaged Vessel Guarantor” means a Guarantor that is the owner of one or more Mortgaged Vessels.

“Mortgaged Vessels” means (i) the Existing Mortgaged Vessels and (ii) any other Vessels made subject to the Lien of the Security Documents in favor of the Collateral Trustee for the benefit of the Holders pursuant to Article Eleven.

“Navios Partners” means Navios Maritime Partners, L.P., a Marshall Islands limited partnership, of which a Subsidiary of the Company is the general partner.

“Net FFA Loss Amount” means, for each applicable period, the amount of net recorded losses (whether realized or unrealized), net of recorded gains during such period (whether realized or unrealized), in respect of Forward Freight Agreements not permitted to be entered into under clause (i) of the definition of “Permitted Hedging Obligations” and related net recorded trading losses (whether realized or unrealized), net of related cash trading gains for such period (whether realized or unrealized), of the Company and its Restricted Subsidiaries for such period.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2) as to which the lenders have been notified in writing or have contractually agreed that they shall not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

“Notes” means, collectively, the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022 issued in accordance with Section 2.02 (whether issued on the Issue Date, issued as Additional Notes or otherwise issued after the Issue Date) treated as a single class of securities under this Indenture, as amended or supplemented from time to time in accordance with the terms of this Indenture.

“Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum of the Co-Issuers relating to the Notes issued on the Issue Date, dated November 14, 2013.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officers’ Certificate” means a certificate signed on behalf of the Company by any one Officer of the Company, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Company and provided to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of Sections 13.04 and 13.05. The counsel may be an employee of, or counsel to, the Co-Issuers, a Guarantor or the Trustee. Opinions of Counsel required to be delivered under this Indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Co-Issuers or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.

“Permitted Asset Swap” means the exchange of property or assets of the Company or any Restricted Subsidiary for assets to be used by the Company or a Restricted Subsidiary in a Permitted Business.

“Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in the Offering Memorandum and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or a reasonable extension, development or expansion of, the businesses in which the Company and the Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Flag Jurisdiction” means any of the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, Greece, Malta, the Republic of Cyprus, the Commonwealth of the Bahamas, the British Virgin Islands and the Hong Kong Special Administrative Region of the People’s Republic of China and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Permitted Hedging Obligations” means:

(i) at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes (all as determined by the Company on the date of entering into such Hedging Obligation) and

(ii) obligations in respect of one or more Forward Freight Agreements not covered by clause (i) above if at the time each such Forward Freight Agreement is entered into either:

(x) after giving pro forma effect thereto as if such Forward Freight Agreement had been entered into at the beginning of the applicable four-quarter period the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); or

(y) he Net FFA Loss Amount shall not have exceeded either (I) $12.5 million for the calendar year in which such Forward Freight Agreement is entered into, determined as of the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into, provided that to the extent that any portion of the Net FFA Loss Amount for any prior calendar year is less than $12.5 million, such unused portion may be carried forward and utilized in one or more subsequent years until so utilized or (II) $50.0 million for the period (taken as one accounting period) from January 1, 2007, to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into;

provided that the restrictions set forth in this clause (ii) shall not apply with respect to:

(I) the settling of a position in respect of an outstanding Forward Freight Agreement in accordance with the terms thereof or

(II) the entering into of any Forward Freight Agreement by the Company or any Restricted Subsidiary if the sole purpose thereof is to offset, in whole or in part, the risk of loss with respect to any then outstanding Forward Freight Agreement.

“Permitted Holders” means each of: (i) Angeliki Frangou; (ii) each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above.

“Permitted Investments” means:

(1) any Investment in cash or Cash Equivalents;

(2) any Investment in a Co-Issuer or in a Restricted Subsidiary;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, a Co-Issuer or a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with Section 4.13;

(5) any Investment made for consideration consisting of Qualified Equity Interests of the Company;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Permitted Hedging Obligations;

(8) Investments in existence on the Issue Date;

(9) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(10) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $12.5 million at any one time outstanding;

(11) payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(12) Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into the Company or a Restricted Subsidiary of the Company and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(13) any Investment by the Company or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(14) Investments in any Person engaged in a Permitted Business the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $75.0 million and (y) 4.0% of Total Assets;

(15) Investments in Unrestricted Subsidiaries the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (15) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $100.0 million and (y) 5.0% of Total Assets;

(16) other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (x) 100.0 million and (y) 5.0% of Total Assets;

(17) Investments in one or more Designated MLPs, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (17) since the Issue Date and that remain outstanding, do not exceed the sum of (x) the greater of (I) $200.0 million and (II) 10.0% of Total Assets and (y) provided that the Company shall have elected to exclude such cash distributions from Consolidated Net Income as provided for in clause (10) of the definition thereof, the amount of cash distributions received from such Designated MLPs since the Issue Date;

(18) guarantees issued in accordance with Section 4.10;

(19) Investments in Navios Logistics, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (19) since the Issue Date and that remain outstanding, do not exceed the amount of cash distributions received from Navios Logistics since the Issue Date; provided that the Company shall have elected to exclude such cash distributions from Consolidated Net Income as provided for in clause (11) of the definition thereof;

(20) Investments in Navios Maritime Acquisition, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (20) since the Issue Date and that remain outstanding, do not exceed the amount of cash distributions received from Navios Maritime Acquisition since the Issue Date; provided that the Company shall have elected to exclude such cash distributions from Consolidated Net Income as provided for in clause (12) of the definition thereof; and

(21) Investments in Navios Maritime Acquisition, Navios Partners, Navios Logistics and Navios Europe in an amount which would allow the Company to maintain its proportional ownership level in each such entity as in effect on the Issue Date.

“Permitted Liens” means:

(1) Liens on assets and property of the Company or any of its Subsidiaries securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding not to exceed $600.0 million; provided that no such Liens shall extend to any assets or property constituting Collateral;

(2) Liens in favor of the Company or any of its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary; provided further that no such Liens shall extend to any assets or property constituting Collateral;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition; provided further that no such Liens shall extend to any assets or property constituting Collateral;

(5) Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

(6) Liens securing (i) Indebtedness incurred pursuant to clause (4) of Section 4.10(b) covering only the assets acquired with or financed by such Indebtedness; provided that no such Liens shall extend to any assets or property constituting Collateral;

(7) Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Related Assets or (B) the Capital Stock of a Person the assets of which include one or more Vessels and any Related Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of “Permitted Liens” or otherwise in compliance with Section 4.12, the principal amount of Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Related Assets, 80%, without duplication, of the sum of (1) the greater of (x) the Fair Market Value of such Vessel(s) and (y) the contract price pursuant to the Vessel Construction Contract(s) for such Vessel(s) plus, without duplication, the Fair Market Value of any Related Assets and (2) any other ready for sea cost for such Vessel(s) or Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness incurred to finance the acquisition of such Vessel(s), Related Assets or Person, 80% of the greater of (x) the Fair Market Value and (y) the contract price pursuant to the Vessel Purchase Contract, in each case, of such Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness (other than any Permitted Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the Notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such, without duplication, Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease Obligations relating to a Vessel or Related Assets, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1), without duplication, the Fair Market Value of such Vessel or Related Assets at the time such Lien is incurred and (2) any ready for sea cost for such Vessel or Related Assets (as determined in good faith by the Company); provided further that no such Liens shall extend to any assets or property constituting Collateral;

(8) Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(9) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel; provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of this Indenture and the Security Documents;

(10) Liens for general average and salvage;

(11) Liens existing on the Issue Date and Liens in respect of Indebtedness incurred after the Issue Date under all Credit Facilities outstanding or committed to on the Issue Date (or any replacement of such committed amounts) to the extent such Indebtedness is deemed incurred in reliance on clause (2) of the definition of Permitted Debt pursuant to the second sentence of Section 4.10(c) and, in the case of the Mortgaged Vessels as of the Issue Date, disclosed in the Offering Memorandum (after giving effect to the application of the proceeds from the Notes on the Issue Date);

(12) Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13) (x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business and (y) other Liens arising by operation of law covered by insurance including any deductibles thereon;

(14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(15) Liens securing (a) the Notes or the Guarantees issued on the Issue Date or payment obligations to the Trustee and (b) Additional Notes; provided that, in the case of this clause (b), immediately after giving effect to the incurrence of such Additional Notes, the Loan To Value Ratio — Additional Notes is less than 0.85 to 1.00.

(16) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted under Section 4.12 in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Company or such Restricted Subsidiary);

(17) Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;

(18) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(19) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20) Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under this Indenture; provided, however, that no such Liens shall extend to any assets or property constituting Collateral;

(21) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;

(22) Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

(23) Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;

(24) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (23); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(25) Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed the greater of (x) $125.0 million and (y) 6.0% of Total Assets at any one time outstanding; provided that not greater than $20.0 million of such obligations may be secured by Liens on any assets or property constituting Collateral;

(26) customary options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures and partnerships; and

(27) Liens on Segregated Trust Monies deposited with the Trustee to secure Additional Notes as contemplated under Sections 2.02 and 11.18.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Company in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition (including in part in one category and in part in another category). Notwithstanding the foregoing, the Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien on any Capital Stock, Intercompany Debt or other securities issued by any Mortgaged Vessel Guarantor other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.

“Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the Notes in full:

(1) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity or final Redemption Date either (i) no earlier than the final maturity or final Redemption Date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the Maturity Date;

(3) the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or a Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) he Company (and Navios Finance, to the extent it is serving as a co-obligor or guarantor of Indebtedness incurred by the Company or any Guarantor or any Restricted Subsidiary that becomes a Guarantor in contemplation or upon the incurrence of such Permitted Refinancing Indebtedness) or Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of this Indenture, Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Company’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and (x) is incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessel or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“principal” means, with respect to the Notes, the principal of and premium, if any, on the Notes.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.

“Qualified Vessel” means, as of any date, a Vessel which (i) is not a Mortgaged Vessel as of such date and (ii) is to be owned by the Company or a Mortgaged Vessel Guarantor.

“Redemption Date,” when used with respect to any Note to be redeemed, means the date fixed for such redemption pursuant to this Indenture and the Notes.

“Regulation S-X” means Regulation S-X under the Securities Act.

“Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Responsible Officer” means, when used with respect to the Trustee, any officer in the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, trust officer, assistant trust officer or any other officer of the Trustee who currently performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject and shall also mean any officer who shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Rule 144A” means Rule 144A under the Securities Act.

“S&P” means Standard & Poor’s Ratings Services and any successor to its rating agency business.

“Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the foregoing.

“Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

“Securitization Subsidiary” means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets):

(1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Company and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2) that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to a Board Resolution set forth in an Officer’s Certificate and delivered to the Trustee;

(3) that has total assets, other than Securitization Assets, at the time of such creation and designation with a book value of $10,000 or less;

(4) has no Indebtedness other than Non-Recourse Debt;

(5) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Securitization Transaction (as determined in good faith by the Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and

(6) with respect to which neither the Company nor any Restricted Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Security Agreements” means (i) each Assignment of Freights and Hires and (ii) each Assignment of Insurance.

“Security Documents” means the Ship Mortgages and the Security Agreements.

“Security Interests” means the Lien on the Collateral created by the Security Documents and this Indenture in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.

“Ship Mortgage” means either the first preferred ship mortgage or first priority statutory mortgage and related deed of covenants, in each case, on each of the Mortgaged Vessels granted by a Mortgaged Vessel Guarantor to the Collateral Trustee and dated on or before the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and such Ship Mortgages, which in the case of (i) the Greek Ship Mortgage shall be substantially in the form of Exhibit F-1 hereto, (ii) the Maltese Ship Mortgage shall be substantially in the form of Exhibit F-2 hereto, (iii) the Panamanian Ship Mortgage shall be substantially in the form of Exhibit F-3 hereto and (iv) any other Ship Mortgage from time to time established under the terms of any other jurisdiction, including any Ship Mortgage in connection with the transfer or change of flag to a Permitted Flag Jurisdiction, shall be substantially in the form of any of Exhibits F-1, F-2 or F-3 hereto.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date (or, if incurred after the Issue Date, as of the date of the initial incurrence thereof) and shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees of the corporation, association or other business entity is at the time owned or controlled by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2) any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in effect on the date on which this Indenture is qualified under the Trust Indenture Act, except as otherwise set forth in Section 9.03.

“Trustee” means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.14 is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.11. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.10, the Company shall be in default of such Section. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under Section 4.10, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation. Any Subsidiary of an Unrestricted Subsidiary will automatically be designated as an Unrestricted Subsidiary.

“Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

“Vessel Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel and any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

“Vessel Purchase Option Contract” means any contract granting the Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that shall elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

Schedule 5

Form of Compliance Certificate

To:	NAVIOS SHIPMANAGEMENT HOLDINGS CORP (as Lender)

From:                                                                                               Date [             ] 200[     ]

Re:

Facility agreement dated 29 August 2019 in respect of a loan of USD125,000,000 (the “Loan Agreement”) made between (1) Navios Maritime Holdings Inc. as Borrower and (2) N Shipmanagement Acquisition Corp as Lender

Dear Sirs

We refer to the Loan Agreement.

Words and expressions whose meanings are defined in the Loan Agreement shall have the same meanings when used herein.

We hereby confirm that as at xx.xx.20xx, on the basis of the Latest Accounts:-

1.	the aggregate amount of the Loan is USD [ ];

2.	the Borrower’s undertakings in the Loan Agreement set out in clause 8 are being fully complied with;

3.	no Default has occurred; and

5.

the representations set out in clause 7 of the Loan Agreement are true and accurate with reference to all facts and circumstances now existing and all Required Authorisations have been obtained and are in full force and effect.

Yours faithfully

By:
Chief Financial Officer
NAVIOS MARITIME HOLDINGS INC.

Schedule 6

Bareboat Owners

Vessel Name	Navios Galaxy II	Navios Uranus	Navios Herakles I	Navios Felicity I	Navios Magellan II
Charterers	Thalassa Marine S.A.	Cloud Atlas Marine S.A.	Asteroid Shipping S.A.	Rider Shipmanagement	Talia Shiptrade S.A.
Type	Kamsarmax	Kamsarmax	Kamsarmax	Kamsarmax	Kamsarmax
Yard	Tsuneishi	Tsuneishi	NACKS	NACKS	NACKS
	Cebu	Japan	Nantong	Nantong	Nantong
	SC344	1563	H8036-NE279	H8042-NE292	H8053-NE300
Contractual Delivery	1H 2020	1H 2020	Q4 2019	Q4 2019	1H 2020
Delivery	March 30th, 2020 est	Nov 26th, 2019 est	July 25th, 2019 EST	Mid Dec 2019	End April 2020
Owners	Abo	Abo	Shichifukugumi	Hisafuku Kisen	Shichifukugumi
Price	$27.05m	$28.0m	$27.7m	$27.95m	$29.1m

Schedule 7

Vessels

Vessels	Registered owner

Navios Avior	Solange Shipping Ltd.

Navios Centaurus	Mandora Shipping Ltd

Navios Amitie	Kleimar N.V.

Navios Northern Star	Kleimar N.V.

Navios Taurus	Kleimar N.V.

Navios Astra	Astra Maritime Corporation

Navios Serenity	Serenity Shipping Enterprises Inc

Navios Gem	Emery Shipping Corporation

Navios Ray	Lavender Shipping Corporation

Navios Bonavis	Nostos Shipmanagement Corp

Navios Bonheur	Red Rose Shipping Corp.

Schedule 8

Shares Pledge

Shareholder	Issuer	Certificate No.	Number of Shares
Alpha Merit Corporation	Navios Maritime Partners L.P.	U0104	1,894,749 Common Units
Navios Maritime Holdings Inc.	Navios Maritime Partners L.P.	U 0105	175,467 Common Units
Alpha Merit Corporation	Navios Maritime Acquisition Corporation	C0634	14,940 shares Common Stock

Execution page

BORROWER

SIGNED by George Akhniotis, Chief Financial Officer	)
for and on behalf of	)	/s/ George Akhniotis
NAVIOS MARITIME HOLDINGS INC.	)

LENDER

SIGNED by Vasiliki Papaefthymiou, Secretary	)
for and on behalf of	)	/s/ Vasiliki Papaefthymiou
NAVIOS SHIPMANAGEMENT
HOLDINGS CORPORATION	)